UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of July 2006

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of July 2006.

Contents:

Enclosure 1:	Regulatory Approval dated July 27, 2006.
Enclosure 2:	Appointment of Commercial Development Director dated July 28, 2006.
Enclosure 3:	Settlement of Litigation dated July 28, 2006.

Enclosure 1

BioProgress PLC

July 27, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress announces artificial saliva spray registration

Cambridge, UK, 27 July 2006: BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, today announces that it has obtained a registration for HypoSalix, an artificial saliva spray, as a medical device, through Dexo SA, the Company’s French pharmaceutical division. This registration will allow BioProgress to market and partner its product in the EU and other territories worldwide, with the knowledge that the product is effective to use and has been manufactured to the required standard.

HypoSalix is a specialist product for the treatment of xerostomia, or dry mouth. The device contains a polymer compound that, when sprayed, can act as artificial saliva. This treatment helps combat the dry mouth symptoms that can be induced by a number of drug treatments, the most well-known of which is radiological cancer therapy.

BioProgress are targeting the product for prescription use. However, as a medical device, HypoSalix will be able to be sold over the counter.

Richard Trevillion, CEO of BioProgress, said: “The registration of HypoSalix as a medical device has been the result of the successful integration of Dexo and teamwork led by our French colleagues. The artificial saliva spray is the first in a range of products from BioProgress for use in patient supportive care. The market is estimated to be in excess of £15m within the EU. However, treatment of xerostomia as a side-effect of drug treatment is understated, and BioProgress believes that this market offers good potential for growth. We anticipate that HypoSalix could achieve significant market share.”

HypoSalix is expected to be launched within the next six months in several EU markets by Dexo BioPharm. BioProgress also plans to partner the product on a territory by territory basis throughout the rest of the world. The Company has already entered into discussions with potential partners in Europe and South East Asia.

The Company also intends to use its expertise in polymer chemistry to develop a number of line extensions, including through the use of proprietary technologies within the Group. Products in development include a mouth rinse and a mouth gel, which are targeted for registration as medical devices in Q1 2007. A further anticipated development, a gel delivered to the mouth via a liquid capsule system, would make use of BioProgress’ Swallo™ technology. Internal research with patient groups has shown that an easy-to-use capsule would be the preferred dosage form for artificial saliva products, rather than bulky oral sprays.

Notes for editors

Enquiries:

BioProgress plc	+44(0)12 2339 4250

Richard Trevillion, Chief Executive Officer
Peter Keen, Chief Financial Officer

Northbank Communications	+44(0)20 7886 8150

Gemma Bradley

Justine Lamond

Sue Charles

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL™ polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 2

BioProgress PLC

July 28, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress appoints a Commercial Development Director

Cambridge, UK, 28 July 2006 - BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, today announces the appointment to the Board of Steve Martin as the Company’s new Commercial Development Director with effect from 25 July 2006. Steve has been employed for the last nine months by BioProgress’ subsidiary, Dexo BioPharm, as Director of Pharmaceuticals.

As a registered pharmacist, Steve Martin has been involved in the speciality pharma sector for over ten years, and has been responsible for developing and launching over 50 products, from medical devices through to prescription medicines, in a large number of different territories worldwide. Over the last five years, Steve has acted as a consultant to a number of worldwide speciality pharma companies working with innovative marketing and product development strategies. He has a special interest in topical, transdermal and trans-mucosal delivery systems, especially where the method of drug delivery can enhance patient compliance.

In his current role at BioProgress, Steve heads up the pharmaceutical team with specific responsibilities for the development, regulatory compliance and commercialisation of BioProgress’ own product pipeline using its XGEL™ platform technologies.

Commenting on his new role, Steve Martin said:

“BioProgress is at a very exciting time in its development, executing the strategy of delivering innovative pharmaceutical products to the market in the short, medium and long term, using its proprietary XGEL™ platform technologies. Focussing on delivering products that meet patient expectations in terms of convenience and speed of action is essential in the current pharmaceutical market, and BioProgress has a strong pipeline of products which address these issues already in development. I look forward to being able to take a more strategic role in delivering the vision of BioProgress as a profitable speciality pharma company.”

Commenting on the appointment, Richard Trevillion, Chief Executive Officer of BioProgress, said:

“Steve has been working with the team at BioProgress for the past nine months and has been instrumental in the creation, development and integration of our pharmaceutical programme. His promotion to the Company’s Board is recognition of the strategic importance that market-led pharmaceutical commercial development now has within the BioProgress group. We are continuing to invest in growing our development capability, linking the technology and other assets of the group together to drive the pipeline of products to the market. I am delighted to welcome him to the Board.”

Steve Martin is currently a director of Dexo BioPharm Limited and Dexo Biogenerics Limited. In the past five years he has held directorships with Penlan Healthcare Limited, Penlan Medical Limited, Women First Healthcare Limited, Surrey Clinical Research Limited (in voluntary liquidation), Cronk 2005 Limited, and JM Pharma Limited. No further disclosures are required to be made in relation to Steve Martin under Schedule Two paragraph (g) of the AIM Rules.

For further information contact:

BioProgress plc	+44(0)12 2339 4250

Richard Trevillion, Chief Executive Officer
Peter Keen, Chief Financial Officer

Northbank Communications	+44(0)20 7886 8150

Gemma Bradley
Justine Lamond
Sue Charles

About BioProgress plc

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL(tm) polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to http://www.bioprogress.com/

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 3

BioProgress PLC

July 28, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

Settlement of litigation

Cambridge, UK, 28 July 2006: The Board of BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, is pleased to announce that, on 21 July 2006, the litigation between its subsidiary company BioTec Films LLC and Momentus Solutions LLC was settled.

The dispute related to a contract for the manufacture of vitamin film strips by BioTec Films for Momentus Solutions. Under the terms of the settlement, each party is released from all claims and actions relating to the dispute, and the legal proceedings are dismissed. Neither party has paid any compensation to the other.

Enquiries:

BioProgress plc	+44(0)1223 394250

Richard Trevillion, Chief Executive Officer
Peter Keen, Chief Financial Officer

Northbank Communications	+44(0)20 7886 8150

Gemma Bradley
Justine Lamond
Sue Charles

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL™ polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Richard Trevillion
Richard Trevillion
Chief Executive Officer

Dated: August 10, 2006